UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

001-33444 (Commission File Number)

Eurand N.V.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of registrant’s name into English)

Olympic Plaza

Fred. Roeskestraat 123

1076 EE Amsterdam, The Netherlands

(Address of principal corporate office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) on Form 6-K/A amends the Registrant’s Quarterly Report on Form 6-K for the period ended September 30, 2009 (the “Original Report”) furnished to the Securities and Exchange Commission on November 12, 2009. This Amendment amends the information provided on the cover page of the Original Report by correcting a formatting error caused by the Registrant’s filing software. This Amendment accurately reflects the activity of the Registrant for the period ended September 30, 2009 and speaks to the date of the Amendment.  The Amendment does not otherwise make any changes to the Original Report. Therefore, the text of the Original Report is not included with this Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2009

EURAND N.V

By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer & Secretary